EXHIBIT 4.10

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

Date:	March 23, 2016

To:	Intermark Capital Corp.

Re:	Amendment to Consulting Agreement between Avino Silver & Gold Mines Ltd. (the “Company”) and Intermark Capital Corp. (the “Consultant”) dated January 1, 2016 (the “Contract”)

In accordance with Section 5.1(c) of the above referenced Contract, the Company hereby provides its written Notice to amend the Contract, effective March 23, 2016, by removing Section 5.1(c) in its entirety and replacing it with the following:

5.1	(c)

by the Consultant electing to give the Company notice, in the event that there occurs a Change of Control (as defined below) within six (6) months of the effective date of such Change of Control, and if the Consultant so elects to terminate this Agreement, then the Consultant will be immediately entitled to a termination payment equal to CDN$2 million.

For the purpose of this clause, a Change of Control shall be deemed to have occurred when:

(i)	any person, entity or group becomes the beneficial owner of 20% or more of the combined voting power of the Company’s then outstanding voting securities entitled to vote generally in the election of directors, and such person, entity or group uses such effective voting control to change a majority of the Board of Directors of the Company, either all at once or through any series of elections and appointments when considered together; or

(ii)	completion of the sale or other disposition by the Company of all or substantially all of the Company’s assets or a reorganization or merger or consolidation of the Company with any other entity or corporation, other than:

(A)	a reorganization or merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent, either by remaining outstanding or by being converted into voting securities of another entity, more than 50.1% of the combined voting power of the voting securities of the Company or such other entity outstanding immediately after such reorganization or merger or consolidation; or

(B)	a reorganization or merger or consolidation effected to implement a recapitalization or reincorporation of the Company (or similar transaction) that does not result in a material change in beneficial ownership of the voting securities of the Company or its successor.

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In all other respects the Contract shall remain in full force and effect.

AVINO SILVER& GOLD MINES LTD.

Authorized Signatory

Authorized Signatory

Acknowledge and Agreed to this 23rd day of March, 2016.

INTERMARK CAPITAL CORP.

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In all other respects the Contract shall remain in full force and effect.

AVINO SILVER & GOLD MINES LTD.

Authorized Signatory

Acknowledge and Agreed to this 23rd day of March, 2016.

INTERMARK CAPITAL CORP.

Authorized Signatory

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CONSULTING AGREEMENT

THIS AGREEMENT is dated for reference the 1st day of January, 2016 (the “Effective Date”).

BETWEEN:

AVJNO SILVER & GOLD MINES LTD., a company duly incorporated pursuant to the laws of the Province of British Columbia and having its head office at Suite 900 - 570 Granville Street, Vancouver, British Columbia V6C 3Pl

(the “Company”)

AND:

INTERMARK CAPITAL CORP.. a company duly incorporated pursuant to the laws of the Province of British Columbia and having an office at Suite 900-570 Granville Street, Vancouver, British Columbia V6C 3P1

(the “Consultant”)

WHEREAS:

A.	The Company is a mining and exploration company, whose common shares are listed on the TSX Venture Exchange and NYSE MKT;

B.	The Consultant provides management and financial consulting services to exploration and development companies, and the principal shareholder of the Consultant, David Wolfin (the “Principal”), has been the President and Chief Executive Officer and a director of the Company; and

C.	The Company wishes to engage the management and financial services of the Consultant, and the Consultant wishes to be engaged by the Company, to perform the functions of a management consultant to the Company as set forth herein below.

NOW THEREFORE, in consideration of the premises and the covenants and agreements of the parties hereto as hereinafter set forth, and for other good and reliable consideration, the sufficiency of which is hereby acknowledged by the parties, the parties hereto covenant and agree as follows:

1.	ENGAGEMENT OF CONSULTANT

1.1	The Company hereby appoints and engages the Consultant as a consultant with respect to the Services (as defined below) and the Consultant hereby accepts such appointment and engagement by the Company, all upon and subject to the terms and conditions of this Agreement.

2.	SERVICES OF CONSULTANT

2.1	During the Term (as defined below), the Consultant shall provide to the Company advisory and consulting services as more particularly set forth in Schedule “A” or as the Company may request from time to time (collectively, the “Services”).

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2.2	The Consultant shall at all times and in all respects do its utmost to enhance and develop the business interests and welfare of the Company.

2.3	The Consultant shall be subject to such supervision as may be imposed by the Company in its sole discretion, and the Consultant shall furnish regular reports and any other data and information relating to the Services as may, from time to time, be requested by the Company.

2.4	The Consultant shall provide its services to the Company.

3.	FEES

3.1

The Company will pay the Consultant basic remuneration for its services in the sum of $25,000 per month, based on 150 hours per month at an hourly rate of $166.66 (the “Consulting Fee”) commencing on the 1st day of January, 2016, and payable on the last day of each month thereafter up to and including the 31st day of December, 2018, together with any such increments thereto as the Compensation Committee of the Board of Directors of the Company may from time to time determine. In addition, the Company will pay to the Consultant all reasonable expenses of the Consultant as agreed to from time to time which are incurred by the Consultant in delivery of the Services, based on monthly invoices submitted to the Company, including copies of all paid receipts; plus harmonized sales taxes or goods and services taxes, as the case may be, in addition to the Consulting Fees, which taxes will be remitted by the Consultant to the Canada Revenue Agency.

4.	TERM AND RENEWAL

4.1

During the term of this Agreement, the Consultant shall provide its Services to the Company through its Principal, and the Consultant shall ensure that the Principal will be available to provide such Services to the Company in a timely manner.

4.2

The term of this Agreement is for a period of three (3) years (the “Term”) commencing on the Effective Date and, unless terminated earlier in accordance with the termination provisions of this Agreement, ending on December 31, 2018.

5.	TERMINATION

5.1	This Agreement can be terminated at any time prior to the expiry of the Term, as follows:

(a)	by the Consultant electing to give the Company not less than 3 months prior notice of such termination;

(b)	by the Company electing to give the Consultant 3 months prior notice of such termination along with a termination payment equal to the annual Consulting Fee; and

(c)	by the Consultant electing to give the Company notice, in the event that there occurs a Change of Control (as defined below) within six (6) months of the effective date of such Change of Control, and if the Consultant so elects to terminate this Agreement, then the Consultant will be entitled to a termination payment equal to the annual Consulting Fee within thirty (30) days of the date of termination.

For the purpose of this clause, a Change of Control shall be deemed to have occurred when:

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(i)	any person, entity or group becomes the beneficial owner of 20% or more of the combined voting power of the company's then outstanding voting securities entitled to vote generally in the election of directors, and such person, entity or group uses such effective voting control to change a majority of the Board of Directors of the company, either all at once or through any series of elections and appointments when considered together; or

(ii)	completion of the sale or other disposition by the Company of all or substantially all of the Company’s assets or a reorganization or merger or consolidation of the Company with any other entity or corporation, other than:

(A)	a reorganization or merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent, either by remaining outstanding or by being converted into voting securities of another entity, more than 50.1% of the combined voting power of the voting securities of the Company or such other entity outstanding immediately after such reorganization or merger or consolidation; or

(B)	a reorganization or merger or consolidation effected to implement a recapitalization or reincorporation of the Company (or similar transaction) that does not result in a material change in beneficial ownership of the voting securities of the Company or its successor.

5.2	On any termination of this Agreement under Section 5.l(a), (b), or (c) all outstanding stock options granted to the Consultant shall be exercisable in accordance with the terms of the option agreements covering such grants. If there is any inconsistency between the terms of this Agreement and the terms of any stock option agreement governing the grant of any stock options to the Consultant or the Principal, then the terms of such stock option agreement shall prevail.

5.3	This Agreement and the Term shall terminate automatically, without any prior notice or any payment to the Consultant, in the event that:

(a)	the three year Term expires on December 31, 2018;

(b)	the Consultant should no longer be able to provide the Services through the Principal for any reason;

(c)	upon the death or permanent incapacity of the Principal; or

(d)	The Consultant commits any material breach of this Agreement which breach is not remedied within 30 days after notice to the Consultant of such breach.

6.	CONFIDENTIALITY

6.1	The Consultant acknowledges and agrees that in the performance of its obligations under this Agreement, it may obtain knowledge of Confidential Information (as defined below) relating to the business or affairs of the Company or its affiliated companies (the “Affiliated Companies”). The Consultant and the Principal shall not, without the prior written consent of the Company, either during the Term or at any time thereafter:

(a)	use or disclose any Confidential Information outside of the Company or the Affiliated Companies;

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(b)	except in undertaking the Services, remove or aid in the removal from the premises of the Company or any of the Affiliated Companies any Confidential Information or any property or material relating thereto; or

(c)	use the Confidential Information for any purpose other than in performing the Services.

6.2	The Consultant shall exercise a reasonable degree of care in safeguarding the aforementioned Confidential Information against loss, theft, or other inadvertent disclosure, and further agrees to take all reasonable steps necessary to ensure the maintenance of confidentiality.

6.3	Upon the termination of this Agreement, or upon the Company’s earlier request, the Consultant and the Principal shall promptly deliver to the Company all of the Confidential Information that the Consultant and the Principal may have in their possession or control.

6.4	In this Agreement, “Confidential Information” shall mean any information or knowledge including, without limitation, any document, materials, know how, discovery, strategy, method, idea, client list, marketing strategy or employee compensation, or copies or adaptations thereof, that relates to the business or affairs of the Company and / or the Affiliated Companies; and is private or confidential in that it is not generally known or available to the public. Without limiting the generality of the forgoing “Confidential Information” will include:

(a)	information regarding the Company and the Affiliated Companies’ business operations, methods and practices, including marketing strategies, product pricing, margins and hourly rates for staff, costs and all information regarding the financial affairs of the Company and the Affiliated Companies;

(b)	all information related to the mineral exploration interests of the Company and the Affiliated Companies including maps, data, records, reports, technical studies, drill hole logs, calculations, opinions, charts, drawings, sketches, plans, documents, summaries, memoranda, analysis and all geological or technical information;

(c)	all information related to the properties, projects, facilities, equipment and other assets used in the business of the Company and the Affiliated Companies, and all information related to the exploration or development of (or potential exploration or development of) the Company and the Affiliated Companies’ properties or projects, including without limitation any properties or projects in respect of which the Company has made any application or is in any negotiations for the acquisition of an ownership, leasehold or other interest in;

(d)	terms of the Company and the Affiliated Companies’ relationship with, its investors, (if not otherwise publically available), partners, clients, suppliers of products or services, and the Company and the Affiliated Companies’ referral sources;

(e)	all information concerning exploration, financing or other business opportunities of the Company and the Affiliated Companies, including all projects, ventures or joint ventures considered by the Company and the Affiliated Companies, whether or not pursued; and

(f)	all trade secrets or other confidential or proprietary information of the Company and the Affiliated Companies including, business plans, concepts, techniques, processes, designs, data, software programs, formulae, development or experimental work, work in process or other know-how.

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6.5	Confidential Information shall specifically not include anything that:

(a)	is in or enters lawfully into the public domain other than as a result of a disclosure by the Consultant or the Principal;

(b)	becomes available to the Consultant on a non-confidential basis from a source other than the Company or the affiliated Companies, or any of its representatives, and that source was not under any obligation of confidentiality; or

(c)	the Consultant is required to disclose pursuant to an order of a court of competent jurisdiction or by the operation of law; provided that, the Consultant provides prompt prior written notice to the Company of such required disclosure and of the action which is proposed to be taken in response. In such an event, and only after the Consultant shall have made a reasonable effort to obtain a protective order or other reliable assurance affording such information confidential treatment, the Consultant shall furnish only that portion of the Confidential Information which it is required to disclose.

7.	NON-SOLICITATION

7.1	The Consultant covenants, undertakes and agrees with the Company that during the Term and for a period of one year from the date of expiration or termination of this Agreement for any reason whatsoever, it shall not, on its own behalf or on behalf of any person, whether directly or indirectly, in any capacity whatsoever, offer employment to or solicit the employment of or otherwise entice away from the employment of the Company or any of the Affiliated Companies, any individual who is employed or engaged by the Company or any of the Affiliated Companies at the date of expiration or termination of this Agreement or who was employed or engaged by the Company or any of the Affiliated Companies, within the one year period immediately preceding the date of expiration or termination of this Agreement, as applicable.

7.2	The Consultant acknowledges and agrees that the above restriction on non-solicitation is reasonable and necessary for the proper protection of the businesses, property and goodwill of the Company and the Affiliated Companies.

8.	DISCLOSURE AND ASSIGNMENT OF PROJECTS AND WORKS

8.1	The Consultant agrees that all discoveries, maps, technical studies, plans, spreadsheets, documents, inventions, copyright, software, improvements, know-how or other intellectual property, whether or not patentable or copyrightable, created by the Consultant during the Term of this Agreement pertaining to any service, matter, thing, process or method related to this Agreement (the “Works”) will be the sole and absolute property of the Company. The Consultant will keep and maintain adequate and current written records of all Works made, which records will be available at all times to the Company and will remain the sole property of the Company.

8.2	The Consultant will assist the Company in obtaining and enforcing, for the Company’s own benefit, patents, copyrights and any other protections in any and all countries for any and all Works made by the Consultant (in whole or in part) the rights to which belong to or have been assigned to the Company. The Consultant agrees, upon request, to execute all applications, assignments, instruments and papers and perform all acts that the Company or its counsel may deem necessary or desirable to obtain any and all patents, copyrights or other protection in such Works and otherwise to protect the interests of the Company therein.

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9.	COMPLIANCE WITH LAWS

9.1	The Services undertaken by the Consultant under this Agreement shall be in full compliance with all applicable laws and consistent with a high degree of business ethics.

10.	INDEMNIFICATTON

10.1	The Consultant shall indemnify and save harmless the Company for any demonstrated losses, damages, costs or other amounts, including without limitation reasonable legal fees, suffered or incurred by the Company arising out of third party claims relating to the presence or activities of the Consultant or its representatives in performing the Services to the extent that such losses, damages, costs or other amounts are caused by:

(a)	any breach of the Consultant’s obligation in Section 9 herein; and

(b)	any negligence, wilful misconduct or fraud on the part of the Consultant in performing the Services.

10.2	Subject to the Consultant’s obligation to indemnify the Company under this Section 10, and provided that the Consultant has not breached Section 9, the Company shall indemnify and save harmless the Consultant for any demonstrated losses, damages, costs or other amounts, including without limitation reasonable legal fees, suffered or incurred by the Consultant arising out of third party claims relating to the presence or activities of the Consultant and/or its representatives in performing the Services to the extent that such losses, damages, costs or other amounts are caused by the negligence, wilful misconduct or fraud on the part of the Company.

10.3	Neither the Company nor the Consultant shall be liable for any consequential loss, including but not limited to, claims for loss of profit, revenue or capital, loss of use of utilities, equipment or facilities, down-time cost, service interruption, cost of money, injury or damage of any character whatsoever.

11.	REMEDIES

11.1	The Consultant acknowledges and agrees that any breach of this Agreement by it could cause irreparable damage to the Company and/or the Affiliated Companies and that in the event of a breach by the Consultant, the Company shall have in addition to any and all other remedies at law or in equity, the right to an injunction, specific performance or other equitable relief to prevent any violation by the Consultant of any of the provisions of this Agreement. In the event of any such dispute, the Consultant agrees that the Company shall be entitled, without showing actual damages, to a temporary or permanent it unction restraining conduct of the Consultant pending a determination of such dispute and that no bond or other security shall be required from the Company in connection therewith. The Consultant acknowledges and agrees that the remedies of the Company specified in this Agreement are in addition to and not in substitution for any other rights and remedies of the Company at law or in equity and that all such rights and remedies are cumulative and not alternative or exclusive of any other rights or remedies and that the Company may have recourse to any one or more of its available rights and remedies as it shall see fit.

12.	RELATIONSHIP

12.1	The Company and Consultant each acknowledge and agree that the only relationship of the Consultant to the Company created by this Agreement shall for all purposes be that of a contractor, and all persons employed or engaged by the Consultant, including David Wolfin in connection herewith shall for all purposes be considered to be employed or engaged, as applicable, by the Consultant and not by the Company. The Company shall have no obligation whatsoever to pay or compensate the Consultant and/or any representative of the Consultant including David Wolfin, for taxes of any kind whatsoever that arise out of or with respect to any Consulting Fee, or any other fee, remuneration or compensation provided to the Consultant under this Agreement.

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12.2	The Consultant shall fully indemnify and hold harmless the Company from and against all assessments, claims, liabilities, costs, expenses and damages that the Company and /or any of the Affiliated Companies may suffer or incur with respect to any such taxes or benefits. For greater clarity, the Consultant is solely responsible for the deduction and remissions of income tax, pension and employment insurance in respect of any employees retained by the Consultant to perform the services under this Agreement. Furthermore, if these amounts are not remitted, the Consultant will, in addition to any other provision under this Agreement, indemnify and hold harmless the Company, its subsidiaries, affiliates and their respective directors and officers from and against any claim for taxes, penalties and for withholding of funds by the applicable tax, worker’s compensation, employment standards and insurance agencies or any other government agency with respect to any amount found to be payable by the Company to such agency or commission in respect of the Consultant’s provision of services under this Agreement, including any legal fees incurred by the Company in defending such claims.

13.	SURVIVAL OF TERMS

13.1	Sections 6 through 12, inclusive, and this Section 13, shall survive and remain in force notwithstanding the expiration or other termination of this Agreement for any reason whatsoever. Any expiration or termination of this Agreement shall be without prejudice to any rights and obligations of the parties hereto arising or existing up to the effective date of such expiration or termination, or any remedies of the parties with respect thereto.

14.	LIMITED AUTHORITY AS AGENT

14.1	Unless otherwise agreed to in writing by the parties, the Consultant may not act as an agent of the Company; however, this does not and is not intended to restrict the powers of the Principal to act as President and Chief Executive Officer of the Company in any way. Without limiting the generality of the foregoing, the Consultant shall not commit or be entitled to commit the Company to any obligation whatsoever nor shall the Consultant incur or be entitled to incur any debt or liability whatsoever on behalf of the Company, except as otherwise agreed to by the Company.

15.	NO ASSIGNMENT

15.1	Neither this Agreement nor any of the rights of any of the parties under this Agreement shall be assigned without the written consent of all the parties.

16.	SUCCESSORS AND ASSIGNS

16.1	The Agreement shall enure to the benefit of and be binding upon the parties and their respective heirs, executors, administrators, successors and permitted assigns, as the case may be.

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17.	WAIVER

17.1	Any waiver of any breach or default under this Agreement shall only be effective if in writing signed by the party against whom the waiver is sought to be enforced, and no waiver shall be implied by indulgence, delay or other act, omission or conduct. Any waiver shall only apply to the specific matter waived and only in the specific instance in which it is waived.

18.	GOVERNING LAWS

18.1	Unless otherwise agreed to in writing by the parties, the Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, and the parties hereto submit and attorn to the jurisdiction of the courts of the Province of British Columbia.

19.	FURTHER ASSURANCES

19.1	Each of the parties shall, on request by the other party, execute and deliver or cause to be executed and delivered all such further documents and instruments and do all such further acts and things as the other party may reasonably require to evidence, carry out and give full effect to the terms, conditions, intent and meaning of this Agreement and to ensure the completion of the transactions contemplated hereby.

20.	NOTICES

20.1	All notices required or permitted under this Agreement shall be in writing and shall be given by delivering such notice or mailing such notice by pre-paid registered mail, by facsimile transmission or electronic mail to the addresses provided under the names of each party on the first page to this Agreement. Any such notice or other communication shall, if delivered, be deemed to have been given or made and received on the date delivered (or the next business day if the day of delivery is not a business day), and if mailed, shall be deemed to have been given or made and received on the fifth business day following the day on which it was so mailed and if faxed (with confirmation received) shall be deemed to have been given or made and received on the day on which it was so faxed (or the next business day if the day of sending is not a business day). The parties may give from time to time written notice of change of address in the manner aforesaid.

21.	CONSTRUCTION

21.1	In this Agreement, unless otherwise indicated:

(a)	“Agreement” means this Consulting Agreement;

(b)	the words “include”, “including” or “in particular”, when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(c)	“herein”, “hereby”, “hereunder”, “hereof’, “hereto” and words of similar import, refer to this Agreement as a whole and not to any particular Section of this Agreement.

(d)	a reference to a statute means that statute, as amended and in effect as of the date hereof, and includes each and every regulation and rule made thereunder and in effect as of the date hereof, and includes all amendments thereof given effect from time to time;

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(e)	a reference to a Section means, unless the context otherwise requires, that specific Section in Agreement;

(f)	a reference to a “consent”, “notice” or “agreement” means a consent, notice or agreement, as the case may be, by an authorized representative of the party or parties thereto;

(g)	where a word, term or phrase is defined herein, its derivatives or other grammatical forms have a corresponding meaning;

(h)	all words, other than defined terms, used in this Agreement, regardless of the number and gender in which they are used, shall be deemed and construed to include the singular or the plural and the masculine, feminine or body corporate, as the context may require;

(i)	time is of the essence;

U)	in the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a business day, such action shall be required to be taken on the next succeeding day which is a business day;

(k)	references to a “party” or “parties” are references to a party or parties to this Agreement;

(I)	the headings in this Agreement form no part of this Agreement and shall be deemed to have been inserted for convenience only;

(m)	unless otherwise agreed to in writing by the parties, all dollar amount referred to herein are expressed in Canadian dollars; and

(n)	the Effective Date of this Agreement shall be January 1, 2016, despite the actual date of execution of this Agreement.

22.	SEVERABILITY

22.1	If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal or unenforceable, then to the fullest extent permitted by law:

(a)	all other provisions of this Agreement shall remain in full force and effect in such jurisdiction and shall be liberally construed in order to carry out the intentions of the parties as nearly as may be possible; and

(b)	such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of such provision in any other jurisdiction.

23.	COUNTERPARTS AND FACSIMILE

23.1	This Agreement may be executed in one or more counterparts and delivered by facsimile, each of which when so executed shall constitute an original and all of which together shall constitute one and the same agreement.

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24.	INDEPENDENT LEGAL ADVICE

24.1	The Company has recommended to the Consultant that it obtain independent legal advice prior to signing this Agreement. The Consultant acknowledges that it has received independent legal advice or have waived the opportunity to do so and have elected to proceed without benefit of same.

IN WITNESS WHEREOF this Agreement has been executed as of the Effective Date.

AVINO SILVER & GOLD MINES LTD.

Per:

INTERMARK CAPITAL CORP.

Per:

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THIS IS SCHEDULE “A” TO THE CONSULTING AGREEMENT

BETWEEN AVINO SILVER & GOLD MINES LTD. AND INTERMARK CAPITAL CORP.

Description of Consulting Service:

The Consultant shall provide management and financial consulting services, including the supervision of the senior management, all staff, and all field personnel of the Company, whether employees or consultants, strategic planning and property acquisitions, strategic financial planning and annual budget reviews, as well as the implementation and monitoring of the Company’s compliance with continuous reporting requirements, internal controls over accounting systems and financial reporting to the Company.

Duties and Responsibilities:

The Executive shall serve the Company as an executive officer in the position of President and Chief Executive Officer.

The Executive shall report to the Board and shall undertake and perform the following duties and responsibilities:

•	actively engage with the Board to ensure that the initiatives of the management team are aligned with the strategic direction and objectives for the Company that have been established by the Board;

•	provide overall direction for the Company in order for it to implement agreed strategies in order to meet Company goals and objectives;

•	provide shareholder and investor communication and manage key investment banking and institutional relationships;

•	make decisions in line with organizational goals, leading to desired results, and will be responsible and accountable for results;

•	create and sustain the organizational culture and environment needed to achieve objectives and results and recruit and retain a high performance operating team;

•	oversee the implementation and monitoring of internal controls, reporting compliance obligations, sign off on CEO Certificates for the interim and annual financial statements and setting environmental protection policies; and

•	such other duties and responsibilities as may be assigned or vested in him by the Board from time to time and which are consistent with the duties and responsibilities of a President and Chief Executive Officer.

The Executive agrees, during the continuance of his employment, to devote sufficient working time, services, skill and ability to such employment and to serve at all times with loyalty and honesty in the best interests of the Company. The Executive acknowledges that the position of President and CEO will involve significant travel for business development and for investor relations.

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